Financial Statements and Independent Accountant's Review Report

iGenApps, Inc.

December 31, 2016



7000 Carr 844 Box 172
San Juan, PR 00926
Phone: 787-635-7602
E-mail: adrianzayascpa@gmail.com

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

**To the Board of Directors of
iGenApps, Inc.
Lake Worth, FL**

I have reviewed the accompanying financial statements of iGenApps, Inc. (a corporation), which comprise the balance sheet as of December 31, 2016, and the related statements of income and accumulated deficit and cash flows for the six-months period then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, I do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

My responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require me to perform procedures to obtain limited assurance as a basis for reporting whether I am aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. I believe that the results of my procedures provide a reasonable basis for my conclusion.



7000 Carr 844 Box 172
San Juan, PR 00926
Phone: 787-635-7602
E-mail: adrianzayascpa@gmail.com

Accountant's Conclusion

Based on my review, I am not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Financial Statements reviewed by other accountant

The financial statements of iGenApps, Inc. for the six-month period ended on June 30, 2016 were reviewed by other accountants whose report dated August 23, 2016, stated that based on their procedures, they are not aware of any material modifications that should be made to those financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

San Juan, Puerto Rico
May 8, 2017.



Adrián Zayas-Bruno
Certified Public Accountant
Lic. # 6279
Expiration Date: December 1, 2018

The Stamp No. **E261913** of the Puerto Rico
Society of Certified Public Accountants was
affixed to the original of this report.

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iGenApps, Inc.
Statement of Balance Sheet
December 31, 2016

Assets

Cash	$	3,146
Due from affiliate		40,000
Total assets	$	43,146

Liabilities

Note payable	$	17,056
Accounts payable		4,500
Interest payable		2,095
Total liabilities		23,651

Stockholder's Equity

Common stock- authorized 15,000,000 shares of $.0001 par value		
3,000,000 issued and outstanding	$	300
Additional paid-in capital		87,540
Accumulated Deficit		(68,345)
Total stockholder's equity		19,495
Total liabilities and stockholder's equity	$	43,146

The notes to the financial statements are an integral part of this statement.

iGenApps, Inc.
Statement of Operations and Accumulated Deficit
For the period Ended December 31, 2016

	Period from January 1, 2016 through June 30, 2016		Period from July 1, 2016 through December 31, 2016	
Revenues	$	26,012	$	42,349
General and Administrative Expenses		46,805		52,146
Net Loss		(20,793)		(9,797)
Accumulated deficit, beginning of year		(37,755)		(58,548)
Ending accumulated deficit	$	(58,548)	$	(68,345)

The notes to the financial statements are an integral part of this statement.

iGenApps, Inc.
Statement of Cash Flows
For the period Ended December 31, 2016

	Period from January 1, 2016 through June 30, 2016	Period from July 1, 2016 through December 31, 2016
CASH FLOW FROM OPERATING ACTIVITIES		
Net loss	$ (20,793)	$ (9,797)
Increase in accounts payable	-	4,500
Net cash used in operating activities	(20,793)	(5,297)
CASH FLOW FROM FROM INVESTING ACTIVITIES		
Advance to affiliate	-	(40,000)
Net cash used in financing activities	-	(40,000)
CASH FLOW FROM FINANCING ACTIVITIES		
Additional paid-in capital	10,000	31,000
Interest on note payable	-	2,095
Net cash provided by financing activities	10,000	33,095
Net decrease in cash	(10,793)	(12,202)
Cash, beginning of year	89,100	15,348
Cash, end of year	$ 78,307	$ 3,146

The notes to the financial statements are an integral part of this statement.

iGenApps, Inc.

Notes to Financial Statements
December 31, 2016

(1) Organization and summary of significant accounting policies:

Organization-
iGenApps, Inc. (the "Company") was organized under the laws of the General Corporation Law of the State of Delaware on March 26, 2012. The Company is the software developer owner of "Software as a Service" (SAAS), which is a software licensing and delivery model in which a software is licensed on a subscription basis and is centrally hosted.

Significant accounting policies-

(a) Basis of presentation -
The Organization's fiscal year ends on December 31st of each year. All references to years in these notes to the financial statements represent the calendar years then ended, unless otherwise noted. The Company has evaluated subsequent events through May 8, 2017, the date the financial statements were available to be issued.

(b) Revenue -
The Company receives a substantial amount of its revenue from mobile application add-ins purchased by app users. This revenues are directly deposited in the Company's bank accounts.

(c) Cash and cash equivalents -
The Company considers all highly liquid investments purchased with an original or remaining maturity of three months or less to be cash equivalents.

(d) Concentration of credit risk -
Financial instruments, which potentially subject the Company to concentrations of credit risk, consist principally of cash transfer deposits. The Company maintains cash accounts in well-known financial institutions, in which deposits are insured by the Federal Deposit Insurance Corporation (FDIC) up to $250,000 per depositor. As of December 31, 2016, Company's deposits were fully insured by the FDIC.

(e) Income taxes -
Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequence attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

(f) Use of estimates -
The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management of the Company to make estimates and assumptions relating to the reported amounts of assets and liabilities, and the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the period. Actual results could differ from those estimates.

(2) Note Payable:

iGenApps, Inc.

Notes to Financial Statements
December 31, 2016

On July 18, 2014, the Company entered into a convertible promissory note purchase agreement from which it received the amount of $17,056 as a loan, bearing interest at a rate of 5% per annum or the maximum rate permissible by law, whichever is less, to be repaid on July 18, 2016. Conversion will occur in the event the Company sells equity securities and proceeds be more than $1,000,000. On July 23, 2016, the Company agreed with note holder to extend maturity date for July 18, 2018. As of December 31, 2016 the principal balance and accrued interest of this loan was $17,056 and $, respectively.

(3) Transactions with affiliates:
On October 25, 2016, the Company advanced $40,000 to iGen, LLC, its subsidiary in charge of Research and development projects for iGenApps, Inc., to help funding the ongoing research and development project costs in excess of grant received from the Puerto Rico Science, Technology, and Research Trust. This amount is not subject to any interest and is expected to be repaid on 2017. Refer to subsequent events described in Note 7.

(4) Commitment:
On 2013, the Company entered into a warrant with the Founder Institute, Inc. (a third party) to purchase from the Company up to that number of fully paid and non-assessable shares that equals 3.5% of the Company's fully-diluted capitalization, as measured and specified in the agreement.

(5) Income Taxes:
As mentioned in note 1(e), deferred tax assets and liabilities are recognized for the future tax consequence attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credits carryforwards. In assessing the realization of deferred tax assets, management considers whether it is more likely than not that some portion of all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable earning during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax assets, projected future taxable earning, and tax planning.

As of December 31, 2016, the Company believes that it is more likely than not that the benefit from deferred tax asset items will not be realized. In recognition of this risk, as of December 31, 2016 the Company has provided a valuation allowance for the full amount of these items. If the Company's assumptions change and it is determined that these items will be realized, the tax benefits relating to any reversal of the valuation allowance on deferred tax assets at December 31, 2016, will be accounted for as a reduction of income tax expense.

(6) Contingencies:

Litigation-
The Company may be involved in litigations related to matters arising in the ordinary course of business. Management believes that any liability that may ultimately result from the resolution of these matters will not have a material effect on the financial condition or results of operations of the Company.

(7) Subsequent events:
On 2017, iGenApps Inc., received from its subsidiary iGen LLC, the repayment of the advance issued for $40,000 as described in Note 3. The Company maintains the amount received in a reserve account.